Exhibit 21.1

Subsidiaries

Ever Auspicious International Limited (a Hong Kong company) (100%)

Tianjin Seashore New District Shisheng Business Trading Group Co. Ltd. (a Chinese company) (100%)

Tianjin Hengjia Port Logistics Corp. (a Chinese company) (80%)

Tianjin Ganghui Information Technology Corp. (a Chinese company) (80%)

Tianjin Zhengji International Trading Corp. (a Chinese company) (86.4%)